SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated February 19, 2025.

Buenos Aires, February 19, 2025

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: Related Party Transaction – Profertil S.A.

Our highest consideration:

Pursuant to the provisions of Article 73 of Law 26,831, we hereby inform that the Audit Committee’s report, in which it issued its opinion, in accordance with the aforementioned Law, with respect to the Offer for the Purchase and Sale of Natural Gas with Profertil S.A. for the period 2025-2027, is available to the shareholders at the Company’s headquarters located at Macacha Güemes 515, in the Autonomous City of Buenos Aires, considering that the terms and conditions thereof are in accordance with the normal and customary market conditions for agreements that are instrumented in similar operations entered into between independent parties.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 19, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer